UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                            Amendment No. 2

                             COMINCO LTD.
                           (Name of Issuer)


                             COMMON STOCK
                    (Title of Class of Securities)


                               200435105
                            (CUSIP Number)

      Check the following box if a fee is being paid with this
statement (   ).



                             SCHEDULE 13G
                             Amendment #2

                             COMINCO LTD.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)

                               200435105
                            (CUSIP Number)


(1)   Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

      Trimark Financial Corporation

(2)   Check the Appropriate Box if a Member of a Group

      (a)
      (b)  (x)

(3)   SEC Use Only


(4)   Citizenship or Place of Organization

      Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of    (5)    Sole Voting Power       8,974,300 shares
Shares
Benefici-    (6)    Shared Voting Power            NIL
ally Owned
by Each      (7)    Sole Dispositive Power  8,974,300 shares
Reporting
Person With  (8)    Shared Dispositive Power       NIL

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,974,300 shares

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares

      Not applicable

(11)  Percent of Class Represented by Amount in Row 9

      10.5  % of outstanding common shares

(12)  Type of Reporting Person

      HC  (see item 2A)


                               Item 1(a)

Name of Issuer:       Cominco Ltd.


                               Item 1(b)

Address of Issuer's Principal Executive Offices:

      500 - 200 Burrard Street
      Vancouver, B.C. V6C 3L7
      Canada


                               Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.


                               Item 2(b)

Address of Principal Business Office:

      One First Canadian Place
      Suite 5600, P.O. Box 487
      Toronto, Ontario
      M5X 1E5
      (416) 362-7181


                               Item 2(c)

Citizenship:

      Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
      Trimark Investment Management Inc. - Incorporated under the laws of Canada
      Trimark mutual funds - mutual fund trusts organized under the laws on Ontario


                               Item 2(d)

Title of Class of Securities:   common stock


                               Item 2(e)

CUSIP Number:         200435105


                                Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b), check whether the person filing is a:

      (a)  (   )      Broker or Dealer registered under Section 15
                      of the Act

      (b)  (   )      Bank as defined in section 3(a) (6) of the
                      Act

      (c)  (   )      Insurance Company as defined in section
                      3(a)(19) of the Act

      (d)  (   )      Investment Company registered under section 8
                      of the Investment Company Act

      (e)  (   )      Investment Adviser registered under section
                      203 of the Investment Advisers Act of 1940

      (f)  (   )      Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund; see 240.13d-1(b) (1) (ii)(F)

      (g)  ( x )      Parent Holding Company, in accordance with
                      240.13d-1(b) (ii)(G) (Note:  See Item 7)

      (h)  (   )      Group, in accordance with 240.13d-1(b)
                      (ii)(H)

                      (see item 2A)


                                Item 4

Ownership.

      (a)  Amount Beneficially Owned*:

           8,974,300  shares

      (b)  Percent of Class:

           10.5 %

      (c)  Number of shares as to which such person has*:

        (i)     sole power to vote or to direct the vote: (TFC)
                8,974,300

       (ii)     shared power to vote or to direct the vote:  NIL

      (iii) sole power to dispose or to direct the disposition of: (TFC) 8,974,300

       (iv) shared power to dispose or to direct the disposition of: NIL

           *    (see item 2(a))


                                Item 5

Ownership of Five Percent or Less of a Class

      Inapplicable


                                Item 6

Ownership of More than Five Percent on Behalf of Another Person

      Inapplicable


                                Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
Company.

      See item 2(a)


                                Item 8

Identification and Classification of Members of the Group.

      Inapplicable


                                Item 9

Notice of Dissolution of Group.

      Inapplicable


                                Item 10

Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 6, 1997


Signature:

Name/Title:           Michael Kevin Feeney, Chief Financial
                      Officer, on behalf of Trimark Financial
                      Corporation in its capacity as a "Reporting
                      Person" herein.

                      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)